HealthWarehouse.com, Inc.
100 Commerce Blvd.
Loveland, OH 45140

November 30, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	HealthWarehouse.com, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
(Filed April 15, 2010 – File No. 000-13117)

Ladies and Gentlemen:

On behalf of HealthWarehouse.com, Inc., a Delaware corporation, we are submitting the following responses to the comments received from the staff of the U.S. Securities and Exchange Commission by letter dated November 23, 2010.

Comment No. 1:

Item 13.  Certain Relationships and Related Transactions, and Director Independence, page 53

1.	Please file a copy of your Commercial Sublease Agreement with 100 Commerce Boulevard LLC.

In response to Comment No. 1 of the Commission’s November 23, 2010 letter, the Company is amending its Form 10-K for the Fiscal Year Ended December 31, 2009 (i) to amend Item 13.  Certain Relationships and Related Transactions, and Director Independence, page 53, to correct the reference in the fifth paragraph to the Sublessor under the Commercial Sublease Agreement from “100 Commerce Boulevard LLC” to “Masters Healthcare LLC,” and (ii) to file a copy of the Commercial Sublease Agreement with Masters Healthcare LLC as Exhibit 10.10.

HealthWarehouse.com, Inc. acknowledges to the Commission that:

•	the Company is responsible for the adequacy and the accuracy of the disclosure in the filing;

•	the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

U.S. Securities and Exchange Commission
November 30, 2010

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Commission’s staff have any questions concerning, or desire any further information or clarification in respect of, the Form 10-K, please do not hesitate to contact me at 513-919-4731 or Mark Zummo, Esq. at Kohnen & Patton LLP, PNC Center, Suite 800, 201 E. Fifth Street, Cincinnati, OH 45202, 513-381-0656 telephone, 513-381-5823 facsimile, or mzummo@kplaw.com.

Sincerely,

HealthWarehouse.com, Inc.

By:	/s/ Lalit Dhadphale
Lalit Dhadphale, President and CEO